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                              September 28, 2020

       Jim Frankola
       Chief Financial Officer
       Cloudera, Inc.
       395 Page Mill Road
       Palo Alto, CA 94306

                                                        Re: Cloudera, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2020
                                                            Filed March 27,
2020
                                                            File No. 001-38069

       Dear Mr. Frankola:

              We have reviewed your September 11, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 27, 2020 letter.

       Form 10-K for the fiscal year ended January 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 48

   1. In your Form 10-Q for the quarter ended July 31, 2020, you disclose Annualized
                                                        Recurring Revenue (ARR)
equals the annualized value of all recurring subscription
                                                        contracts with active
entitlements as of the end of the applicable period. In your response to prior comment 1, you
indicate you have introduced a consumption-based cloud pricing model, which enables
customers to purchase and use your software on a consumption basis rather than on a
subscription basis. Tell us how you considered these arrangements in your calculation of
ARR and revise your disclosures as necessary. Also, tell us how much revenue was
recognized from these consumption-based arrangements for fiscal
                                                        2020 and to date in
fiscal 2021.
 Jim Frankola
Cloudera, Inc.
September 28, 2020
Page 2
2. The calculation described in the first bullet point in your response to comment 1 appears to be a measure similar to a the net expansion rate (NER), which was previously provided in your IPO and in subsequent Exchange Act filings through your October 31, 2018 Form
         10-Q. Considering the continued focus on your    land-and-expand
strategy, please tell us
         why you no longer provide this measure. In this regard, while ARR captures overall growth in your business, it is unclear how ARR alone demonstrates the success of you land and expand strategy.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa
Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.



FirstName LastNameJim Frankola                               Sincerely,
Comapany NameCloudera, Inc.
                                                             Division of
Corporation Finance
September 28, 2020 Page 2                                    Office of
Technology
FirstName LastName